FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Foster's completes sale of breweries in India and Vietnam"

Released: 13 September 2006

Pages: 2
(including this page)

Fosters Brewing

FILE NO: 082-01711

Dw 9/28

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jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

13 September 2006

FOSTER'S COMPLETES SALE OF BREWERIES IN INDIA AND VIETNAM

On 4 August 2006, Foster's Group Limited announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million, and its business and the Foster's brand in India to SABMiller plc for US$120 million, conditional only on FIRB approval.

FIRB approval has been obtained and the sales were completed late yesterday. An additional amount of US$7 million was received for cash and working capital on completion.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investor Relations

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623